Filed pursuant to Rule 497(a)
Registration File No. 333-251395
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Trinity Capital Inc. Announces Proposed Initial Public Offering

PHOENIX, January 21, 2021 – Trinity Capital Inc. ("Trinity"), an internally managed business development company, today announced that it has commenced an initial public offering of 7,546,619 shares of its common stock, consisting of 6,900,000 shares by Trinity and 646,619 shares by certain selling stockholders. The estimated price range for the offering is $13.50 to $15.50 per share of common stock. Trinity is expected to list its common stock on the Nasdaq Global Select Market under the symbol "TRIN." The underwriters are expected to have an option to purchase up to an additional 1,132,000 shares of common stock. The completion of the proposed offering depends upon several factors, including market and other conditions.

Trinity intends to use the net proceeds from this offering to pay down a portion of its existing indebtedness outstanding under its credit agreement, to make investments in accordance with its investment objective, and for general corporate purposes.

Keefe, Bruyette & Woods, *A Stifel Company*, Wells Fargo Securities and UBS Investment Bank are acting as joint book-running managers for the offering. Janney Montgomery Scott, B. Riley Securities, Ladenburg Thalmann and Compass Point are acting as co-managers for this offering.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the "SEC") but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked by you without obligation or commitment of any kind, at any time prior to the time you receive notice of an acceptance of the offer given after the effective date.

Investors are advised to carefully consider the investment objectives, risks and charges and expenses of Trinity before investing. The preliminary prospectus, dated January 21, 2021, contains this and other information about Trinity and should be read carefully before investing. The information in the registration statement is not complete and may be changed.

This press release will not constitute an offer to sell or the solicitation of an offer to buy the securities described above nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction. Offers of these securities are made only by means of the prospectus. The SEC has not approved or disapproved these securities or passed upon the adequacy of the preliminary prospectus. Any representation to the contrary is a criminal offense.

The offering of these securities will be made only by means of a preliminary prospectus forming a part of the registration statement, copies of which may be obtained, when available, from: Keefe, Bruyette & Woods, Inc., Attn: Debt Capital Markets, 787 7th Avenue, 4th Floor, New York, NY 10019, (telephone number: 1-800-966-1559); Wells Fargo Securities, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, NY, 10001, by telephone at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com; and UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: (888) 827-7275 or email: ol-prospectusrequest@ubs.com.

About Trinity Capital Inc.

Trinity, an internally managed specialty lending company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, is a leading provider of debt, including loans and equipment financing, to growth stage companies, including venture-backed companies and companies with

institutional equity investors. Trinity's investment objective is to generate current income and, to a lesser extent, capital appreciation through investments consisting primarily of term loans and equipment financings and, to a lesser extent, working capital loans, equity and equity-related investments. Trinity believes it is one of only a select group of specialty lenders that has the depth of knowledge, experience, and track record in lending to growth stage companies.

Forward-Looking Statements

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties, including the impact of the COVID-19 pandemic on the economy, financial markets, our business, our portfolio companies and our industry. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the SEC. Trinity undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

Contact

Vibhor Garg
Director, Marketing
Trinity Capital Inc.
ir@trincapinvestment.com